Exhibit 99.1

MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	3 December 2012

SIMS METAL MANAGEMENT ANNOUNCES THE SALE

OF ITS SCRAP METAL RECYCLING ASSETS IN ARIZONA, USA

Sims Metal Management Limited (SimsMM), the world’s largest listed metal and electronic recycling company, today announced the sale, effective 30 November 2012, of its Arizona scrap metal recycling assets to SA Recycling LLC (SAR). SAR is a joint venture owned equally by SimsMM and Adams Steel, and has operations in California, Nevada and Arizona.

The sale was settled at a price of US$35 million in cash. The sale principally involves the real property related assets for two scrap metal recycling facilities located in Phoenix and Tucson, Arizona. SimsMM will retain the working capital assets of the Arizona business which is anticipated to monetize a further circa US$15 million in cash over 45 days following the sale. This brings the total expected cash generation from the Arizona sale to US$50 million. The transaction will be accounted for in the first half Fiscal 2013 results with an expected pre-tax loss of A$12 million. The loss on sale relates to the value of intangible assets not realised in the sale.

Daniel W. Dienst, Group Chief Executive Officer of SimsMM stated, “The sale of our Arizona assets, following on the heels of our recent dispositions of our Colorado assets, our joint venture interest in Nashville and the acquisitions of assets and businesses in Alabama and Maryland over the past few months, is part of our aggressive repositioning of our shareholders’ precious capital to markets that offer the highest returns on invested capital and meet the long term strategic growth plans we have for the important North American market. The transaction also resolves issues related to the SAR joint venture agreement which granted Arizona as a territory to SAR, allowing us to operate, but to not otherwise expand in Arizona. We are pleased to have resolved this issue, while at the same time allowing our important joint venture partner in the Southwestern U.S. to expand. In this transaction we will retain an interest in the profit and cash flow of the Arizona business through our 50% ownership in SAR.”

George Adams, Chief Executive Officer of SAR added, “This is an exciting growth opportunity for SAR and fits perfectly into our Southwestern U.S. footprint. The deal enables SAR to expand the reach of its Southern California base further into Arizona, and aligns our existing Arizona facility as a feeder yard to the shredder we acquired in this transaction. The transaction also allows the acquired facilities to realise freight efficiencies and better access to export markets through our docks in Southern California. We welcome the new Arizona employees to the SAR family.”

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 12 October 2012.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 88 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2012. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor inquires contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352

Media inquiries contact

Daniel Strechay

Group Director – Communications & Public Relations

Tel: +1 212 500 7430

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